APPENDIX A:
INVESTMENT RISKS

LACK OF PROFESSIONAL MANAGEMENT
At Click IT, the business is very dependent on its founder, AL Harlow. His skills may not be able to handle the high growth rate that Click IT is expecting, in awarding and selling franchises.

LACK OF ACCESS TO CAPITAL
Click IT has limited access to capital, and without it, the business has a risk of suffocating and failing because of this shortcoming.

LIMITED PRODUCTS AND SERVICES
Click IT has a plenty of products to sell but is certainly vulnerable to changes to technology and customer preference.

LACK OF ACCOUNTING CONTROLS
While we do everything in our power to prevent theft and embezzlement, Click IT may not have the necessary level of accounting controls to prevent it.

LACK OF TECHNOLOGY
Being a small company, Click IT may not have access like larger companies have, to technology that would create efficiencies and cost savings.

CASH FLOW SHORTFALLS
If Click IT does not have sufficient capital to meet cash shortfalls, it might not be able to make payments on obligations to its investors.

COMPETITION
Being an emerging franchise, Click IT is vulnerable to fierce competition in the franchise market.

RELIANCE ON MANAGEMENT
At Click IT, the business is very reliant on its founder, AL Harlow. If in his capacity he is unable to work, then the business could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT
The law prevents you from selling your Click IT investment security for 12 months after you acquire them. You will likely have a difficult time finding a buyer because there is no established market.

THE ISSUER MIGHT NEED MORE CAPITAL

It is very likely that Click IT needs to raise more capital to fund its operations, and there is no assurance that additional capital can be raised which might adversely affect your interest as an investor.

CHANGES IN ECONOMIC CONDITIONS COULD HURT AN ISSUER'S BUSINESSES
Unpredictable factors outside the control of Click IT could adversely impact its success. These factors include but are not limited to economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors.

NO REGISTRATION UNDER SECURITIES LAWS
Click IT securities are not registered with the SEC nor any securities regulator of any State, and therefore are not subject to the same degree of regulation and scrutiny similar registered securities are subject to.

INCOMPLETE OFFERING INFORMATION
Click IT is not required to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares scrutinized by the SEC and other regulatory agencies.

YOU MIGHT LOSE YOUR MONEY
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Click IT to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

UNINSURED LOSSES
Although Click IT will carry some insurance, Click IT may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Click IT could incur an uninsured loss that could damage its business.

LACK OF GUARANTY
The Notes are not personally guaranteed by any of the founders or any other person.

General Risk Statement

All investments are speculative in nature and involve substantial risk of loss. We encourage you to invest carefully. We also encourage you to get personal advice from your professional investment advisor and to make independent investigations before acting on information that we publish. Much of our information is derived directly from information published by the company or submitted to governmental agencies on which we believe are reliable. Therefore, we cannot assure you that the information is accurate or complete. We do not in any way guarantee the success of any action you take in reliance on our statements or recommendations. Past performance is not necessarily indicative of future results. All investments carry risk and all investment decisions of an individual remain the responsibility of that individual. There is no guarantee that systems, indicators, or signals will result in profits or that they will not result in losses. All investors are advised to fully understand all risks associated with any kind of investing they choose to do. Hypothetical or simulated performance is not indicative of future results. Unless specifically noted otherwise, all return examples provided in our websites and publications are based on hypothetical or simulated investing. We make no representations or warranties that any investor will, or is likely to, achieve profits similar to those shown because hypothetical or simulated performance is not necessarily indicative of future results. Don’t enter any investment without fully understanding the worst-case scenarios of that investment.

Odds of Survivability - As Measured by EquityNet

72%

ABOUT OUR ODDS

Our odds of survival were calculated by comparing our answers to extensive data aggregated by EquityNet, the leader in advanced software for risk analysis of private businesses. The performance of hundreds of thousands of businesses was taken into consideration to generate our result. It’s important to note that along with our

businesses 72% likelihood to survive in the timeframe provided comes a 28% likelihood of failure.

WHAT OUR ODDS MEAN

The purpose of providing you our odds in business is to help us learn more about the pivotal factors that statistically increase or decrease your odds for survival. Using this knowledge, we are better equipped to achieve our goals.

WHAT FACTORS RAISE YOUR ODDS

We indicated that an above-average amount of debt and/or equity capital will be received by Click IT Franchise. The amount of capital infused impacts our likelihood of survival. The more we get, the more likely we will endure difficulties and can utilize that money for revenue-generating initiatives. That means we have more time to reach a liquidity event.

Our relatively short lead time to gain access to additional capital makes it less likely that we'll exhaust our capital resources prior to reaching profitability or a liquidity event.

Regularly managing cash flow is a key practice of successful businesses. Our answer to this question suggests that we keep updated and accurate records and are disciplined about managing expenses and cash resources.

Planning doesn't make perfect, but it sure does help. Businesses like ours that exhibit a relatively high degree of planning are more likely to have well-thought-out, specific strategies for operational success and are more likely to execute on those strategies.

Healthy, growing markets provide an environment in which our chances of survival are improved. The appealing growth rate in our market positively impacted our odds of survival.

Management has a huge impact on the likelihood of survival. The above-average management experience we have gives us a higher chance of survival than businesses managed by people without as much management experience.

Our business is managed by people with above-average industry experience, and accordingly, we have a higher chance of survival than those businesses managed by people with lesser industry experience.